Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The one-for-ten reverse stock split of Pacific Office Properties Trust, Inc.’s common stock described in Note 1A to the consolidated financial statements has not been consummated at October 1, 2010. When it has been consummated, we will be in a position to furnish the following consent:

“We hereby consent to the use in this Registration Statement on Form S-11 of our report dated March 27, 2009, except for the effects of the retrospective adoption of ASC 810 “Consolidation” and ASC 480-10-S99 “Distinguishing Liabilities from Equity”, as to which the date is November 23, 2009, relating to the consolidated financial statements of Pacific Office Properties Trust, Inc. as of December 31, 2008 and for the year then ended. We also consent to the reference to us under the heading “Experts” in such Registration Statement.”

/s/ PricewaterhouseCoopers LLP

Los Angeles, CA

October 1, 2010